March 17, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  Patrick Gilmore

RE:	Network Engines, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 10, 2010
File No. 000-30863

Dear Sirs and Madams:

This letter is submitted on behalf of Network Engines, Inc. (the “Company” or “NEI”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in a letter to Gregory Shortell dated February 22, 2011 with respect to (i) the Company’s Form 10-K for the fiscal year ended September 30, 2010 and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on January 28, 2011.  For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.  The responses provided herein are based upon information provided to this firm by the Company.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1.              We are in receipt of your request for an extension of confidential treatment. Comments relating to the confidential treatment application, if any, will be sent under separate cover. Please be advised that all comments relating to the request for confidential treatment must be resolved before we can complete our review of your Form 10-K.  In this regard, it appears that Exhibit 10.11 is the subject of the confidential treatment request though the exhibit index does not indicate this.  Please mark the exhibit index to indicate that portions of the exhibit have been omitted pursuant to a grant of confidential treatment. Refer to Section II.D.5 of Staff Legal Bulletin No. 1 A.

Response 1:

The Company acknowledges the Staff’s comment and intends to add the appropriate footnote in its Annual Report on 10-K for the year ended September 30, 2011 (the “2011 10-K”) and its future filings.

Item 1. Business, page 1

General

2.               We note your disclosure that Tektronix is your second largest customer and that sales to Tektronix constituted 20% of your total net revenue for the fiscal year ended September 30, 2010.  Please describe the material terms of the Tektronix agreement, including the length of the agreement. In addition, please provide us with a detailed analysis regarding whether you are substantially dependent on the Tektronix agreement and how you determined that the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response 2:

Although Tektronix is the Company’s second largest customer for the fiscal year ended September 30, 2010, it does not have a contractual agreement with them.  This customer provides the Company with purchase orders for products on a regular basis; however these purchase orders can be cancelled or rescheduled at will by the customer.  Therefore the Company does not consider these purchases to be firm commitments and this customer is not obligated to any minimum purchase amount.  Because there is no contractual agreement and the customer is not committed to a minimum purchase amount the Company respectfully does not believe any filing is required pursuant to Item 601(b)(10) of Regulation S-K.

3.               Given your statement in Management’s Discussion and Analysis that research and development costs are among the most significant components of your operating expenses, it appears that you should include in the business section a discussion of the amounts spent during the last three fiscal years on company-sponsored research and development.  Refer to Item 101(c)(l)(xi) of Regulation S-K.

Response 3:

In future filings the Company will include the required disclosure regarding amounts spent during the last three fiscal years on research and development expenses in the business section.

Manufacturing, page 7

4.              You state that you use a contract manufacturer for the production of “key application platforms.”  Please tell us what portion of your ongoing volume requirements are handled by the third-party manufacturer you reference and identify the manufacturer.  In your response, please provide comparative information for your Canton and Plano manufacturing facilities.  To the extent the third-party manufacturing agreement constitutes a material contract, the material terms of the contract should be described in the business section.  Further, please provide us with a detailed analysis as to how you determined that the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response 4:

In January 2011, the Company purchased the integration portion of the business from this contract manufacturer in exchange for a cash payment of approximately $500,000.  As a result of this purchase, the Company will now have a manufacturing facility in Ireland, and will manufacture all of its ongoing volume requirements without the use of the contract manufacturer.  Historically the application platforms manufactured by this contract manufacturer were not significant in relation to the Company’s total manufacturing.  The Company has provided below the comparative information and quantitative analysis for its historical manufacturing volumes and the relative revenues it derived based on the sale of units manufactured by its Canton and Plano facilities compared to units manufactured by the contract manufacturer.

Units manufactured by location:

	Fiscal Year
	2010		2009
	Units	% of total	Units	% of total
Canton and Plano Facilities	67,856	96.1%	47,823	97.9%
Contract manufacturer	2,786	3.9%	1,026	2.1%
Total	70,642	100.0%	48,849	100.0%

Revenue derived from manufacturing plant ($ in thousands):

	Fiscal Year
	2010		2009
	Revenue	% of total	Revenue	% of total
Canton and Plano Facilities	$212,994	96.1%	$146,766	98.7%
Contract manufacturer	8,626	3.9%	1,956	1.3%
Total consolidated revenues	$221,620	100.0%	$148,722	100.0%

The revenues generated by units produced by the Company’s contract manufacturer were less than 5% of total consolidated revenues in the past two fiscal years.  Also, the number of units produced by the contract manufacturer relative to the Company’s total units is less than 5% in the last two fiscal years. The Company’s agreement with this contract manufacturer did not contain any required minimum purchase commitment and allowed the Company to increase or decrease the production volumes outsourced to the contract manufacturer at will.  Furthermore, the agreement between the parties did not preclude the Company from terminating the arrangement at will and selecting an alternative contract manufacturer if the Company so desired.  Finally, because the volumes being produced by the contract manufacturer were insignificant, the Company would have been able to manufacture these units in their Canton or Plano facilities.

For the reasons described above, the Company believes that the agreement with its contract manufacturer was not material and therefore need not be filed pursuant to Item 601(b)(10) of Regulation S-K, or discussed in the business section.

Risk Factors

Risks related to product manufacturing

“Our dependence on sole source and limited source suppliers....” page 19

5.              We note your statement that you depend on sole source and limited source suppliers for various product inputs and that a significant portion of your components are purchased in China.  Please provide us with a detailed qualitative and quantitative analysis as to whether you are substantially dependent, within the meaning of Item 601(b)(10) of Regulation S-K, on one or more of the sole and/or limited source suppliers to which you refer.

Response 5:

In determining whether the Company is substantially dependent, within the meaning of Item 601(b)(10) of Regulation S-K, on one sole and/or limited source suppliers the Company considered the following factors:

a)              A significant portion of its revenues, approximately 71%, are concentrated with just two customers and more specifically within a few products for these customers. As a result, its cost of revenues are also similarly concentrated with these two customers comprising 62% of the consolidated cost of revenues,  The following is a summary of the cost of materials purchased from limited/single source suppliers for the Company’s two most significant customers and the contract status.

	Amounts in thousands		Contract
Supplier	EMC	Tektronix	Exists
A	$57,341	$—	Yes
B	14,138	—	No
C	5,364	—	Yes
D	4,709	—	No
E	3,114	—	Yes
F	—	30,841	Yes
G	—	6,329	No
	$84,666	$37,170
% of total customer cost of revenues	77%	83%
% of consolidated cost of revenues	43%	19%

b)             As demonstrated above, the Company does not have contracts with every supplier, and instead relies on periodic purchase orders to procure materials from these suppliers.   For the suppliers where the Company does have an existing contract, none of these contracts include provisions for pricing of materials, magnitude of the expected volume of purchases, or any minimum purchase commitments.  These contracts also do not guarantee availability of materials within the times needed by the Company, or in the quantities necessary to fulfill shipments to its customers.

c)              With respect to suppliers A, B, E and F the Company’s customers have qualified and selected these suppliers to provide raw materials to the Company for use in the products the Company manufactures for these customers.  The Company’s customers also have relationships with these suppliers and have directly negotiated pricing with the suppliers for products the Company purchases. As a result, these relationships between the Company’s suppliers and the Company’s customers are more meaningful than the contracts executed between the Company and supplier.

In conclusion the Company does not believe that it is substantially dependent, within the meaning of Item 601(b)(10) of Regulation S-K, on one or more of the sole and/or limited source suppliers because the contracts that the Company has with these suppliers do not contain minimum purchase requirements, terms regarding pricing, or availability of the products purchased from them.   The Company believes, based on past experience with these suppliers, and with other suppliers, that it could continue to purchase the necessary materials without the existing contracts.   Finally, although currently a significant portion of the Company’s cost of revenues are purchased from a limited number of suppliers, alternative sources of materials could be obtained from different suppliers in the long term and that the Company’s customers may help facilitate this.

Backlog, page 8

6.              We note your discussion of factors impacting your backlog.  Please explain in more specific detail why you do not consider your backlog to be firm.  In your response, please tell us what your backlog was for the fiscal years ended September 30, 2010 and 2009 and any other information necessary to an understanding of how you concluded that none or your backlog is believed to be firm.

Response 6:

Although the Company has contracts with certain of its customers, these contracts do not include any expected volume of purchases from customers, nor do the contracts require any minimum purchase commitments.  As such, the Company relies on purchase orders received from its customers as the basis of determining the timing and volume of shipments.  However, as disclosed in the Company’s 10-K, customers may reschedule or cancel these orders at any time.  The Company also advises the Staff that its management does not calculate or review backlog as part of the metrics it uses to monitor and manage the operations of the Company. Similarly, the Company’s management does not discuss backlog on quarterly earnings calls, or mention it in its quarterly press releases. Accordingly, the Company does not believe its backlog at any particular time to be firm or meaningful because it is not necessarily indicative of future revenues.

Backlog for the fiscal years ended September 30, 2010 and 2009 was $22.6 million and $21.7 million, respectively.  The Company calculated these amounts solely for the purposes of responding to the Staff.    The Company also advises the Staff that certain raw material components used by the Company in the manufacture of its application platforms have substantial lead times from the Company’s suppliers, and as a result the Company is required to make purchases of inventory components up to twenty months in advance of sales to customers.  These advanced inventory purchases are generally based upon forecasts received from customers, but the Company also may receive orders from certain customers well in advance of the customers’ requested delivery date because of these long-lead inventory items.  As such, the Company further believes that orders received from customers are not necessarily indicative of future revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 28

7.              Please consider expanding this section to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis.  For example, identify the factors that NEI’s executives focus on in evaluating financial condition and operating performance.  Consider addressing the material operations, risks and challenges facing NEI and how management is dealing with these issues.  We note your statement in your earnings call for the 2010 fiscal year that you believe you can improve lead generation and the “capturing” of new customers.  Please also consider enhancing your disclosure to address any material trends.  In this regard, we note that you are focused on IT virtualization and that you are working to increase your participation in the virtual images segment. Refer to SEC Release No. 33-8350.

Response 7:

The Company acknowledges the Staff’s comments and advises the Staff that, in future filings, it will expand the “Overview” section to provide an executive level overview that provides additional context for the remainder of the information contained in Management’s Discussion and Analysis (“MD&A”). The Company expects that the enhanced overview will be similar in substance to the following:

Overview

We are a system integrator. We design and manufacture application platforms and appliance solutions on which software applications are applied to both enterprise and telecommunications networks. We market our application platform solutions and services to original equipment manufacturers, or OEMs, and independent software vendors, or ISVs, that then deliver their software applications in the form of a network-ready hardware or software platform. We brand these platforms for our customers, who subsequently resell and support these platforms to organizations and enterprises. Application platforms are pre-configured server-based network infrastructure devices, engineered to deliver specific software application functionality, ease deployment challenges, improve integration and manageability, accelerate time-to-market and increase the security of that software application in an end user’s network. We also provide platform management software tools and support services related to solution design, integration control, global logistics, and support and maintenance programs.

We are currently focused on the following key factors in evaluating our financial condition and operating results:

•                  Revenue growth:  We have recently focused our sales and marketing efforts on pursuing new revenue opportunities with large customers.  As we seek to increase our net revenues and operating income, winning new business from large customers, whether new or existing, is expected to have a more significant impact on our revenues and profitability than pursuing opportunities from smaller prospects.  To enhance our ability to win large business opportunities, during fiscal year 2011 we have begun to realign our sales team to focus on the markets where our most promising target opportunities (as well as many of our existing customers) are located.  Also, standard platform designs have become more sophisticated in recent years, reducing the need for platform customization.  Therefore, the larger revenue opportunities that we have pursued (and in some cases have won) are increasingly likely to have their needs met by standard platforms, which yield lower gross margins than customized platforms.    However, we believe that pursuing and winning such opportunities will enhance our operating income despite possibly causing our gross margins as a percentage of revenue to decline as compared to historical levels.

•                  Managing operating expenses:  Because our gross margin as a percentage of net revenues is relatively low (11.5% for our fiscal year ended September 30, 2010), we view effective management of our operating expenses as critical to maximizing our net income.  We regularly review and scrutinize our headcount and expenditures to ensure that we are spending in accordance with our established budget and that we are receiving commensurate value from our expenditures, while ensuring that we maintain our ability to meet our customers’ needs.  We believe that by leveraging our existing operating infrastructure, we can support significant growth in net revenues without incurring significant incremental operating expenses.

•                  Increasing service revenues:  Our service revenues have historically amounted to less than 5% of our total net revenues.  One of our objectives is to increase the proportion of customers that purchase services from us (our “attach rate”) in order to enhance our net revenues, gross margin, and operating income.  However, the larger customer opportunities which we have been pursuing tend to have lower attach rates, as they are more likely than smaller companies to utilize existing in-house service capabilities instead of purchasing services from their system integrator vendors.

•                  Customer service:  Because most application platforms can be built using standard, commodity hardware and operating systems, we believe that a key point of differentiation for providers of application platforms is the ability to provide technical expertise and excellent customer service.  We believe that offering a range of support services which many of our customers perceive as valuable enhances our ability to attract and retain customers.

•                  Managing working capital:  We regularly monitor our working capital to ensure that we maintain sufficient liquidity to fund our operating and investing needs.  The key components of our working capital management include timely collection of accounts receivable to shorten the cycle of converting our sales to cash, and effective purchasing of inventory to ensure that we obtain materials on a timely basis to fulfill our customers’ needs, while minimizing excess and obsolete inventory and maximizing the annualized rate at which we turn over our inventory.

We are also focused on the key risks and challenges which we are currently facing, including the following:

•                  Dependence on key customers:  During the fiscal year ended September 30, 2010, our top two customers accounted for 71% of our total net revenues.  One of the expected benefits of our strategy of pursuing larger revenue opportunities is to decrease our dependence on only two customers for such a large percentage of our revenues.

•                  Technology trends:  Computer hardware and software technologies can change dramatically and rapidly, which can present risks to providers in these markets.  We regularly monitor developments in our target markets and formulate strategies to ensure we are prepared to respond to such developments, and to the possibility that our customers’ needs may change as a result, in a timely manner.  For example, the introduction of next-generation components by key technology developers requires us to manage transitions from one generation to the next and ensure that new technologies are interoperable with our customers’ applications.  Recently, virtualization and “cloud computing” have emerged as trends which are expected to impact our target markets, perhaps significantly, in the coming years.  We have begun efforts to increase our participation in these areas and enhance our ability to offer customers the deployment of their applications in whatever form or forms they desire.

•                  Variability of net revenues:  Many of our customers, especially those in the telecommunications market, have project-oriented businesses.  When a given significant project is in process, the volume of our sales to such customers tends to increase.  After such a project is completed, our sales to such customers may decline for varying periods of time, depending on the timing and magnitude of other projects which may be in process.  As a result, the revenues that we generate from sales to such customers can vary significantly from quarter to quarter and, possibly, from year to year.  We obtain forecasts from our customers, generally on a monthly or quarterly basis, in order to enhance our ability to anticipate these revenue trends and plan for the resulting fluctuations in our customers’ needs.

Results of Operations

Discussion of Fiscal Years 2010 and 2009, page 32

8.              Your discussion of the results of operations does not always quantify sources of material changes.  For example, refer to your disclosure regarding Net Revenues on page 32 citing multiple contributing factors for the increase in net revenues.  Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  See Section III.D of SEC Release No. 34-26831.  In future filings, please quantify the sources of material changes and offsetting factors.

Response 8:

The Company acknowledges the requirements of Section III. D of SEC Release No. 34-26831, and advises the Staff that in preparing its MD&A disclosure, it carefully considers the Staff and Commission’s MD&A guidance. As is consistent with this guidance, in order to ensure that all material information necessary for an understanding of changes in results is disclosed, the Company considers both quantitative and qualitative disclosures and seeks to eliminate immaterial information that would serve to confuse or dilute the material disclosures. When describing multiple factors that impacted results, the Company primarily uses the following disclosure methods:

•                  placing the list of factors in order of magnitude, with the largest factor generally appearing first;

•                  providing quantitative data, where material to an understanding of overall financial results or the relevant change in results (for example, on page 36 of the Form 10-K the Company disclosed material quantitative changes in the discussions of interest and other income (expense) net);

•                  using qualitative language that provides context for the relative importance of multiple factors (such as the use of the words “primarily” and “partially offset by”); and

•                  providing qualitative discussion of important factors

The Company considers in its disclosure, the Staff’s guidance that a registrant should focus its disclosure on the most material and important factors so as not to dilute disclosure to investors with a significant amount of immaterial information. In this regard, the Company seeks to highlight the material factors in favor of merely quantifying each item as a matter of course. Accordingly, the Company separately discussed on pages 33 through 35 of the Form 10-K those components of operating expenses that management focuses on in evaluating its operating margin performance.

With respect to the Company’s disclosure regarding net revenues on page 32 citing multiple contributing factors for the increase in net revenues, the Company advises the Staff that of the $73 million increase in net revenues from fiscal 2009 to fiscal 2010, approximately $61 million was the result of increased sales volumes from a large design win with the Company’s largest customer.  The Company believes the disclosure included on page 32 regarding the changes in net revenues provides investors with an explanation of the material cause for the large increase in net revenues year over year.

In future filings, the Company will continue to make appropriate disclosure to explain multiple sources of material changes in results by use of meaningful qualitative and/or quantitative statements as is necessary to an understanding of those changes or the Company’s overall financial results.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 53

9.              We note your disclosure that you have an inventory consignment agreement with your largest customer and revenue is recognized when the customer notifies you that the inventory has been utilized.  Please tell us how often this customer notifies you of its inventory utilization and the method of communication for the notifications.

Response 9:

This customer notifies the Company of their inventory usage as they pull inventory from the consigned location within their warehouse, which is generally on a daily basis.  These notifications are received via email from this customer.

Product Warranties, page 55

10.       We note you offer a standard warranty on products sold, which includes a period of up to 36 months after shipment.  We also note you offer extended warranties on certain products which are recognized over the related warranty periods.  Please clarify the period the extended warranty covers and the period when revenue recognition begins.  In this regard, clarify whether the extended warranty period includes the initial 36 month standard warranty period plus any additional periods or whether the extended warranty period begins after the initial 36 month standard warranty period.

Response 10:

The Company advises the Staff that extended warranties provide warranty coverage upon the expiration of the standard warranty.  As a result, the extended warranty period does not include the standard warranty period, only the additional period(s) above and beyond the standard warranty.  Revenue recognition related to the extended warranty would begin upon the expiration of the standard warranty.

By way of example only, assuming a customer elects to purchase a one year extended warranty for $60, and the product carries a standard warranty of 36 months.  The extended warranty period would run from month 37 to month 48, and revenue recognition would begin in month 37 at a monthly rate of $5 per month.

The Company will review its disclosures regarding its various warranty offerings, and clarify such disclosures where necessary in its future filings.

Note 11. Commitments and Contingencies

Contingencies, page 69

11.       We note your disclosure regarding the Initial Public Offering lawsuit that the company is unable to predict the outcome of the suit and that no amounts have been accrued as of September 30, 2010.  You indicate that a preliminary settlement was approved and that an Order and Final Judgment was entered on December 30, 2009.  Please provide us with a comprehensive analysis describing how you concluded that a loss was not probable and could not be reasonably estimated as of September 30, 2010.  Please refer to ASC 450 - 20 — 25 - 2.

Response 11:

The Company respectfully advises the Staff that in evaluating whether a loss contingency was probable and estimable pursuant to the Initial Public Offering lawsuit (the “IPO Litigation”) it considered the following factors:  a) although a preliminary settlement was agreed to and an Order and Final Judgment was filed on December 30, 2009, various notices of appeal were filed against this settlement; b) this claim was initiated in

December 2001 and has endured protracted litigation for the past 9 years; c) this is a class action litigation whereby there are approximately 300 defendants and numerous plaintiffs involved which has resulted in significant complexities and uncertainties regarding the litigation; d) the parties previously negotiated a settlement which was subsequently terminated by the court.  Specifically, in February 2005 the court issued an Opinion and Order preliminarily approving this original settlement, provided that the defendants and plaintiffs made certain modifications to the settlement.  The parties agreed to these modifications, and in August 2005 the court issued an order preliminarily approving the settlement.  However, in December 2006 the United States Court of Appeals overturned the District Court’s certification of the class of plaintiffs ultimately resulting in the District Court terminating this original settlement in June 2007.  These preceding factors, in the Company’s judgment, raised sufficient doubt regarding the probability of the current settlement becoming final, and therefore did not believe that it was probable that an asset had been impaired or a liability had been incurred at the date of the financial statements in accordance with ASC-450-20-25-2.

In the event the settlement does not become effective, the Company continues to believe that it has meritorious defenses to the litigation. Therefore, even in the absence of a settlement of the nature currently pending, the Company does not believe that there is any probable or reasonably estimable liability to accrue under ASC 450-20-25-2.

12.         If there is a reasonable possibility that a loss exceeding amounts already recognized (in your case zero) may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us whether you believe that it is reasonably possible that additional losses would be material and if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response 12:

The Company respectfully advises the Staff, that the current settlement agreement provides for a $586 million recovery in total from the underwriter defendants and the issuer defendants in the coordinated IPO Litigation. This total amount would be divided over all of the cases in the coordinated IPO Litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the issuer defendants, including NEI, and the Company will bear no financial liability.

Due to the uncertainties of the litigation, the Company cannot reasonably estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on the results of operations or financial condition.

In future filings, the Company will include in its disclosure that it expects any damages awarded, if any, under the current settlement will be satisfied in full by the Company’s insurer.

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed January 28, 2011)

Compensation Discussion and Analysis, page 18

General

13.       Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2010.  For example, we note minimal discussion and analysis of how the Committee determined target incentive bonus amounts or specific long-term incentive compensation.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee determined compensation levels for the fiscal year for which compensation is being reported.  Refer to paragraph (b)(l)(v) of Item 402 of Regulation S - K.  Please provide us with a more complete discussion of the specific factors considered by the Committee in ultimately approving these forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various factors it considered in making specific compensation decisions.

Response 13:

The Company will include a more focused discussion that provides substantive analysis and insight into how its Compensation Committee determined targeted incentive bonus amounts and specific long-term incentive compensation in its future filings.

14.         Given your disclosure that Mr. Cone’s target incentive compensation is determined based on incentives not governed by the 2010 Bonus Plan, it appears that you should include a separate discussion regarding how Mr. Cone’s target incentive compensation and actual payout amounts were determined.  Please advise.

Response 14:

The Company acknowledges that additional disclosure of Mr. Cone’s target incentive compensation and the determination of actual payout amounts should be included.  As such, in future filings the Company would propose to include disclosure similar to the following:

2010 Sales Commission Plan of Mr. Cone

For Fiscal 2010, the Company’s Chief Executive Officer established an individual sales commission plan for Mr. Cone, supplementing Mr. Cone’s participation in the 2010 Bonus Plan. This plan was established because the Company’s Chief Executive Officer was of the opinion that, as a result of his position as Senior Vice President, Sales and Marketing, a substantial portion of Mr. Cone’s potential compensation should be tied to the Company’s performance with respect to revenue, direct margin and number of new design wins.  Accordingly, the Chief Executive Officer determined that, under his sales commission plan, Mr. Cone would be eligible to receive the following semi-annual cash compensation incentives during the first and second halves of fiscal year 2010 as follows:

The elements of Mr. Cone’s sales commission incentive compensation not governed by the 2010 Bonus Plan are as follows:

	Target	Achieved
First six months:
Revenue quota (1)	$102,000,000	$98,778,154
Direct margin(2)	$22,440,000	$18,682,774
Number of design wins(3)	22	12

Second six months:
Revenue quota (1)	$140,000,000	$122,833,794
Direct margin % (2)	15.0%	15.4%
Number of design wins(3)	23	10

(1)          Revenue is defined as invoiced revenue to customers for products and services.  Commission is earned at rates of 0.026% and 0.019% of actual revenue, for the first and second six months, respectively.  Upon achievement of 100% of the quota amount, commissions are earned at 0.029% and 0.021% for the first and second six months, respectively, for revenue exceeding the quota amount.

(2)          Direct margin is defined as total revenues less cost of materials and costs to provide our various post sales support services.

(3)          A design win must be a new customer or a new project with an arm’s length, separate division of the customer’s parent company, confirmed by a letter of commitment.  The minimum achievement of design wins before commission payments will begin is 18 for the first and second six months.  Upon achievement of design win number 18 Mr. Cone was eligible to earn $1,800 and $1,500 per design win, but could not earn more than his established target.

Mr. Cone’s target and actual incentive cash compensation were as follows:

First Six Months Fiscal 2010

	Target Dollars	% of total	Actual Dollars	% of Target
2010 Bonus Plan	$6,000	10%	$3,960	66%
Revenue	27,000	45%	26,147	97%
Direct margin	18,000	30%	14,986	83%
Design wins	9,000	15%	—	—
Total	$60,000	100%	$45,903	77%

Second  Six Months Fiscal 2010

	Target Dollars	% of total	Actual Dollars Earned	% of Target
2010 Bonus Plan	$6,000	10%	$3,950	66%
Revenue	27,000	45%	23,689	88%
Direct margin	18,000	30%	18,800	104%
Design wins	9,000	15%	—	—
Total	$60,000	100%	$46,439	77%

Total Fiscal 2010

	Target Dollars	% of total	Actual Dollars Earned	% of Target
2010 Bonus Plan	$12,000	10%	$7,910	66%
Revenue	54,000	45%	49,836	92%
Direct margin	36,000	30%	33,786	94%
Design wins	18,000	15%	—	—
Total	$120,000	100%	$92,342	77%

Similar to the 2010 Bonus Plan, these goals were set at levels that were, in the opinion of our Chief Executive Officer, reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance.

Elements of Compensation

2010 Bonus Plan, page 20

15.       You state that bonuses were paid on a graduated scale of achievement of the “Corporate Metric” without specifying what the metric is and without stating the extent to which the metric was achieved.  Please tell us this information in your response letter and confirm that you will identify the relevant metrics in future filings, as applicable.  If you are relying on Instruction 4 to Item 402(b) to omit target levels with respect to the Corporate Metric, please provide us with your competitive harm analysis.  Note that where you omit such information in reliance on Instruction 4, you are required pursuant to that instruction to disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

Response 15:

The Company respectfully advises the Staff that it defined “Corporate Metric” as GAAP profitability on page 20 of its Proxy Statement.  Additionally, the Company refers the Staff to its disclosure on page 20 of its Proxy Statement, which states “If the Company achieved GAAP net income of $100,000 during the first six months of Fiscal 2010, the bonus pool would have been $40,000.  For every dollar of GAAP net income above the established minimum, the total bonus payout was increased by an amount equal to 50% of the excess GAAP net income, subject to a maximum total payout to all participants of $550,000.  For every dollar achieved during the second six months of Fiscal 2010, the bonus pool was funded at a rate equal to 27.5% of every dollar of GAAP net income achieved. . .”

The Company acknowledges that it has not disclosed the GAAP net income achieved for the respective bonus measurement periods, and confirms that it will disclose this amount, if applicable, in future filings.

16.       Refer to the last paragraph on page 20 and your reference to “a graduated scale of achievement.”  Please tell us whether there is a minimum threshold level of achievement of the Corporate Metric below which bonuses cannot be earned under the 2010 Bonus Plan.  In addition, tell us whether it is possible under the 2010 Bonus Plan to earn greater than 100% of the target bonus under the plan.  Please review the Grants of Plan-Based Awards table in this regard to ensure that it accurately reflects the 2010 Bonus Plan.

Response 16:

The Company respectfully advises the Staff that the minimum threshold levels of achievement of the Corporate Metric (i.e., GAAP profitability) below which bonuses cannot be earned under the 2010 Bonus Plan are:  i) for the first six months of fiscal year 2010 less than $100,000 GAAP net income, and ii) for the second six months of fiscal year 2010 $0 GAAP net income.  More specifically, if during the first six months of fiscal year 2010 GAAP net income was less than $100,000 then there would be no bonus payout, and if during the second six months of fiscal year 2010 GAAP net income was less than $1 then there would be no bonus payout.  The participants in the 2010 Bonus Plan could not earn more than 100% of their targeted bonus.  The Company has reviewed the Grants of Plan-Based Awards table and confirms that it accurately reflects the 2010 Bonus Plan.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference from the definitive proxy statement filed January 28, 2011)

Information About Stock Ownership and Related Party Transactions

Stock Ownership of Directors, Officers and Greater-Than-5%-Stockholders, page 31

17.       Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by HarbourVest Partners.

Response 17

The natural persons who exercise shared voting and/or dispositive powers over the securities held by HarbourVest Partners are the members of its Investment Committee, which is currently comprised of D. Brooks Zug, William A. Johnston, Gregory V. Stento, and John M. Toomey, Jr.  In its future filings, the Company will identify the natural persons who exercise shared voting and/or dispositive powers over the securities held by HarbourVest Partners.

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As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 526-6439.

Sincerely,

/s/ Philip P. Rossetti
Philip P. Rossetti

cc:	Gregory Shortell, CEO, Network Engines, Inc.
Douglas Bryant, CFO, Network Engines, Inc.